SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                       CCC INFORMATION SERVICES GROUP INC.
                       -----------------------------------
                                (Name of Issuer)


                          Common Stock, $0.10 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    12487Q198
                                 --------------
                                 (CUSIP Number)


Herbert S. Winokur, Jr.                       Mark E. Thierfelder, Esq.
Capricorn Investors III, L.P.                 O'Melveny & Myers LLP
c/o Capricorn Holdings III, LLC               Times Square Tower
30 East Elm Street                            7 Times Square
Greenwich, CT 06830                           New York, New York 10036
(203) 861-6600                                (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 21, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12487Q198               13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN INVESTORS II, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                                (A) [ ]
                                                                       (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7        SOLE VOTING POWER
SHARES                                     0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8        SHARED VOTING POWER
EACH REPORTING                             896,214
PERSON WITH                       ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           0
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           896,214
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         896,214
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP No. 12487Q198               13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN HOLDINGS, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                                (A) [ ]
                                                                       (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7        SOLE VOTING POWER
SHARES                                     0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8        SHARED VOTING POWER
EACH REPORTING                             896,214
PERSON WITH                       ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           0
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           896,214
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         896,214
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP No. 12487Q198               13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN INVESTORS III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                                (A) [ ]
                                                                       (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7        SOLE VOTING POWER
SHARES                                     0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8        SHARED VOTING POWER
EACH REPORTING                             1,333,641
PERSON WITH                       ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           0
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           1,333,641
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,333,641
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP No. 12487Q198               13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN HOLDINGS III, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                                (A) [ ]
                                                                       (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7        SOLE VOTING POWER
SHARES                                     0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8        SHARED VOTING POWER
EACH REPORTING                             1,333,641
PERSON WITH                       ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           0
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           1,333,641
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,333,641
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP No. 12487Q198               13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HERBERT S. WINOKUR, JR.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                                (A) [ ]
                                                                       (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                         7        SOLE VOTING POWER
SHARES                                     0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                          8        SHARED VOTING POWER
EACH REPORTING                             2,229,855
PERSON WITH                       ----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER
                                           0
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                           2,229,855
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,229,855
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

         This Schedule 13D/A (Amendment No. 10) amends and supplements the Statement on Schedule 13D dated July 22, 1998 (as amended by the Schedule 13D/A (Amendment No. 1) dated August 11, 1998, the Schedule 13D/A (Amendment No. 2) dated February 2, 2001, the Schedule 13D/A (Amendment No. 3) dated February 23, 2001, the Schedule 13D/A (Amendment No. 4) dated December 5, 2001, the Schedule 13D/A (Amendment No. 5) dated January 4, 2002, the Schedule 13D/A (Amendment No.
6) dated October 22, 2002, the Schedule 13D/A (Amendment No. 7) dated March 30, 2004, the Schedule 13D/A (Amendment No. 8) dated July 28, 2004 and the Schedule 13D/A (Amendment No. 9) dated September 8, 2004 (the "Statement")), filed by Capricorn Investors II, L.P. ("Capricorn II"), Capricorn Holdings, LLC ("Capricorn Holdings"), Capricorn Investors III, L.P. ("Capricorn III"), Capricorn Holdings III, LLC, ("Capricorn Holdings III") and Herbert S. Winokur, Jr. ("Winokur") with respect to the common stock, $0.10 par value, of CCC Information Services Group Inc. (the "Company" or "Issuer"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement, as amended to date.

Item 4.  Purpose of the Transaction.

         Item 4 is hereby amended by appending the following to the end of the
Item 4 disclosure:

         On September 21, 2005, Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Cougar Holdings, Inc. ("Parent"), a Delaware corporation and affiliate of Investcorp S.A., and Cougar Merger Sub, Inc. ("Sub"), a Delaware corporation and a wholly-owned subsidiary of Parent, which provides, among other things, that Sub will merge with and into Issuer (the "Merger") and each outstanding share of common stock, par value $0.10 per share, of Issuer (the "Common Stock") will be converted into the right to receive $26.50 in cash, and that the directors of Sub will become the directors of the Issuer, subject to the terms of, and satisfaction of the conditions contained in, the Merger Agreement.

         In connection with the Merger Agreement, Capricorn III executed and delivered a Stockholders' Agreement (the "Stockholders' Agreement") with Parent and White River Ventures, Inc. ("White River"). See Item 6 for a description of this agreement.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         Item 6 is hereby amended by appending the following to the end of the
Item 6 disclosure:

         The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

         Capricorn III entered into the Stockholders' Agreement, pursuant to which:

              o During the Support Period (as defined in the Stockholders' Agreement), Capricorn III agreed, at any meeting of the stockholders of Issuer and in any action by consent of the stockholders of the Issuer, to vote 51 shares (the "Subject Shares") of its Series F Preferred Stock, $1.00 par value per share, of Issuer (the "Series F Preferred Stock") in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and against (a) any Acquisition Proposal (as defined in the Merger Agreement;

                  (b) any amendment of the Issuer's certificate of incorporation or by-laws; or (c) any other action which is designed to or would impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Stockholders' Agreement or the Merger Agreement. The Subject Shares, together with the shares of Common Stock held by White River subject to the Stockholders' Agreement, constitute approximately 30.0% of the cumulative voting power of Issuer.
              o During the Support Period, Capricorn III agreed, except as provided in the Stockholders' Agreement, not to offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding to do the same with respect to any or all of the Subject Shares.
              o Capricorn III agreed to certain non-solicitation provisions with respect to Acquisition Proposals, as set forth in Section
                  1.3 of the Stockholders' Agreement.
              o Capricorn III made certain representations and warranties to Parent in the Stockholders' Agreement with respect to, among other things, its ownership of the Subject Shares free and clear of encumbrances and its authority to enter into the Stockholders' Agreement.
              o   The Stockholders' Agreement will terminate upon the earlier of
                  (a) the consummation of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, except that
                  Article IV of the Stockholders' Agreement will survive such termination, and (c) at the option of each stockholder party thereto (but only with respect to such stockholder), upon notice by such stockholder to Parent from and after certain amendments or modifications of the Merger Agreement as described in Section 3.2 of the Stockholders' Agreement.
              o The Stockholders' Agreement provides that any amendment or modification to the Merger Agreement that changes the form of, or decreases the amount of, the consideration to be received by any holder of Common Stock or Series F Preferred Stock must be consented to in writing by the stockholders party to the Stockholders' Agreement holding Common Stock or Series F Preferred Stock, as applicable.

         References to, and descriptions of, the Stockholders' Agreement are qualified in their entirety by reference to the copy thereof included as an exhibit to this Schedule 13D and incorporated herein.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended by appending the following to the end of the disclosure in Item 7:

         Exhibit 17 - Stockholders' Agreement, dated as of September 21, 2005, among Parent, Capricorn III and White River.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  September 23, 2005

                                       CAPRICORN INVESTORS II, L.P.

                                       By:  CAPRICORN HOLDINGS, LLC,
                                            its General Partner

                                            By: /s/ HERBERT S. WINOKUR, JR.
                                                --------------------------------
                                                Herbert S. Winokur, Jr., Manager


                                       CAPRICORN HOLDINGS, LLC

                                       By:  /s/ HERBERT S. WINOKUR, JR.
                                            ------------------------------------
                                            Herbert S. Winokur, Jr., Manager


                                       CAPRICORN INVESTORS III, L.P.

                                       By:  CAPRICORN HOLDINGS III, LLC,
                                            its General Partner

                                            By: /s/ HERBERT S. WINOKUR, JR.
                                                --------------------------------
                                               Herbert S. Winokur, Jr., Manager


                                       CAPRICORN HOLDINGS III, LLC

                                       By:  /s/ HERBERT S. WINOKUR, JR.
                                            ------------------------------------
                                            Herbert S. Winokur, Jr., Manager


                                            /s/ HERBERT S. WINOKUR, JR.
                                            ------------------------------------
                                            Herbert S. Winokur, Jr.

                                  Exhibit Index
                                  -------------

Stockholders' Agreement, dated as of September 21, 2005,
among Cougar Holdings, Inc., Capricorn Investors III, L.P.
and White River Ventures, Inc. ...................................... Exhibit 17

                                                                      Exhibit 17

                                                                  EXECUTION COPY

                             STOCKHOLDERS' AGREEMENT

         STOCKHOLDERS' AGREEMENT, dated as of September 21, 2005 (this "Agreement"), among COUGAR HOLDINGS, INC., a Delaware corporation ("Buyer"), and each of the stockholders of CCC INFORMATION SERVICES GROUP INC., a Delaware corporation (the "Company"), whose names appear on the signature pages of this Agreement (each, a "Stockholder" and, collectively, the "Stockholders").

                                    RECITALS

         WHEREAS, immediately prior to the execution of this Agreement, Buyer, Cougar Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Buyer ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (as amended from time to time, the "Merger Agreement"; all capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Merger Agreement), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"), whereby the Company will become a wholly owned subsidiary of Buyer;

         WHEREAS, each Stockholder is the owner of Common Stock or Series F Preferred Stock that will be cancelled in connection with the Merger in exchange for the Common Stock Consideration or Liquidation Preference, as applicable; and

         WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Buyer has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement.

         NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein and in the Merger Agreement, and intending to be legally bound hereby, the Stockholders hereby agree as follows:

                                    ARTICLE I

                            AGREEMENTS OF THE PARTIES

         1.1 Voting of Common Stock. During the period commencing on the date hereof and continuing until the first to occur of (i) the Effective Time,
(ii) termination of the Merger Agreement in accordance with its terms, (iii) the date (December 31, 2005) listed in Section 7.1(c) of the Merger Agreement (as such date may be extended pursuant to the first proviso to Section 7.1(c) of the Merger Agreement) or (iv) the Company Board shall have withdrawn or adversely modified the Company Recommendation (the "Support Period"), at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of capital stock of the Company, however called, or in connection with any written consent of the holders of capital stock of the Company, each Stockholder agrees that it will appear at the meeting or otherwise cause 4,751,735 shares of Common Stock, in the case of White River Ventures Inc. ("White River"), and 51 shares of Series F Preferred Stock, in the case of Capricorn Investors III, L.P. ("Capricorn"), beneficially owned by such Stockholder as of the date hereof (such shares of Common Stock, in the case of White River, or such shares of Series F Preferred Stock, in the case of Capricorn, the "Shares") to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Shares (A) in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and any actions reasonably required in furtherance thereof and (B) except as otherwise agreed to in writing in advance by Buyer in its sole discretion, against the following actions (other than the Merger and the transactions contemplated by this Agreement or the Merger Agreement): (I) any Acquisition Proposal; (II) any amendment of the Company's Certificate of Incorporation or By-Laws; or (III) any other action which is designed to or would impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by this Agreement or the Merger Agreement. Notwithstanding anything in this Agreement to the contrary, only 4,751,735 shares of Common Stock held by White River shall be subject to this Agreement and only 51 shares of Series F Preferred Stock held by Capricorn shall be subject to this Agreement. During the Support Period, each Stockholder agrees that it will not enter into any agreement or understanding with any Person the effect of which would be inconsistent with or violative of any provision contained in this Section 1.1.

         1.2 Restrictions on Transfer. During the Support Period, each Stockholder agrees that it will not, directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, "Transfer"), or enter into any contract, option or other arrangement or understanding with respect to or consent to the Transfer of, any or all of the Shares or any interest therein except as provided in Section 1.1; provided, however, that each Stockholder shall be permitted to distribute Shares to its general partners or limited partners if and only if such general partners or limited partners agree in writing to be bound by the restrictions set forth in this Agreement with respect to such Shares. Without limiting the generality or effect of the foregoing (but subject to the proviso in the preceding sentence), each Stockholder agrees that it will not, directly or indirectly, during the Support Period (i) grant any proxies or powers of attorney, deposit its Shares into a voting trust or enter into a voting agreement with respect to its Shares or (ii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect.

         1.3 Acquisition Proposals. (a) From the date of this Agreement to the Effective Time, each Stockholder agrees that it shall not, and shall not authorize any of its respective directors, officers, employees, counsel, advisors, agents or other representatives to, directly or indirectly, take any action to (i) solicit, initiate or facilitate any Acquisition Proposal, (ii) participate in any way in discussions or negotiations with, or furnish any non-public information to, any person that has made an Acquisition Proposal,
(iii) other than the Merger, approve or recommend any Acquisition Proposal, or
(iv) enter into any agreement or letter of intent with respect to any Acquisition Proposal.

         (b) Each Stockholder shall immediately cease and cause to be terminated any discussions or negotiations between such Stockholder and any Person (other than Buyer or Merger Sub) that may be ongoing with respect to any Acquisition Proposal (other than the Merger).

         (c)      Notwithstanding anything to the contrary in this Agreement,
(1) each Stockholder is entering into this Agreement, and agreeing to become bound hereby, solely in its capacity as a stockholder of the Company and not in any other capacity (including without limitation any capacity as a director of the Company) and (2) nothing in this Agreement will be deemed to require any Stockholder or representative of any Stockholder who is also a member of the Company Board to take any action or refrain from taking any action in his or her capacity as a member of the Company Board to the extent such action is permitted by the Merger Agreement.

         (d) Notwithstanding anything to the contrary in this Section 1.3, if the Company Board has entered into discussions or negotiations with, or provided non-public information to, any person in response to an Acquisition Proposal by such person in compliance with the provisions of Section 5.5(a)(D) of the Merger Agreement, each Stockholder may provide information and engage in discussions or negotiations with such person as and to the extent that the Company is permitted to do so pursuant to the terms of the Merger Agreement.

         (e) The provisions of this Section 1.3 shall remain in effect only during the Support Period.

         1.4 Disclosure. Each Stockholder hereby agrees to permit the Company and Buyer to publish and disclose in the Proxy Statement and Other Filings, and any press release which Buyer or the Company, in compliance with
Section 5.7 of the Merger Agreement, determines to be necessary or desirable in connection with the Merger and any transactions related thereto, such Stockholder's identity and ownership of Common Stock and Series F Preferred Stock, as applicable, and the nature of its representations, warranties and covenants set forth in this Agreement. If reasonably practicable under the circumstances, Buyer and the Company will endeavor to provide each Stockholder with a copy of any proposed disclosure and provide each Stockholder with a reasonable opportunity to comment thereon.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

         2.1 Representations and Warranties of Stockholders. Each Stockholder hereby represents and warrants to Buyer as follows as to itself (severally and not jointly):

                  (a) Ownership of Shares. Such Stockholder is the sole record owner and the direct beneficial owner of the number of shares of Common Stock, in the case of White River, and Series F Preferred Stock, in the case of Capricorn, listed on Schedule 2.1 (a) opposite such Stockholder's name.

                  (b) Authority: No Violation. The execution, delivery and performance of this Agreement by such Stockholder and the consummation of the transactions contemplated hereby are within its legal power and have been duly and validly authorized by all necessary action on the part of such Stockholder. This Agreement has been duly executed and delivered by such Stockholder, and (assuming due authorization, execution and delivery by Buyer) constitutes the valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights generally and by the application of general principles of equity.

                  (c) No Conflicts. The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or result in a breach of the certificate of incorporation, by-laws or other constitutive documents of such Stockholder, (ii) conflict with, breach or result in a default (or give rise to any right of termination, cancellation or acceleration or result in the creation of any Encumbrance upon any of the properties or assets of such Stockholder) under any of the provisions of any note, bond, lease, mortgage, indenture or any license, franchise, permit, agreement or other instrument or obligation, including, without limitation, any voting agreement, stockholders' agreement or voting trust, to which such Stockholder is a party or by which such Stockholder or any of its properties or assets is bound or (iii) violate any Laws applicable to such Stockholder or its properties or assets, except where the occurrence of any of the foregoing described in clauses (ii) or (iii) above, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on such Stockholder's ability to perform its obligations under this Agreement in a full and timely manner. Except for (1) filings, authorizations, consents and approvals as may be required under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and (2) such consents, approvals, notifications, registrations or filings the failure to obtain which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on such Stockholder's ability to perform its obligations hereunder in a full and timely manner, no consent or approval by, or notification of or registration or filing with, any Governmental Entity is required in connection with the execution, delivery and performance by such Stockholder of this Agreement or the consummation of the transactions contemplated hereby.

                  (d) No Encumbrances. Except as applicable in connection with the transactions contemplated by Sections 1.1 and 1.2 hereof, the Shares are and at all times during the term hereof, will be, beneficially owned by such Stockholder, free and clear of all Encumbrances, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

         2.2 Representations and Warranties of Buyer. Buyer hereby represents and warrants to each Stockholder as follows:

                  (a) Authority; No Violation. The execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby are within its corporate power and have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by each Stockholder) constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights generally and by the application of general principles of equity.

                  (b) No Conflicts. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or result in a breach of the certificate of incorporation, by-laws or other constitutive documents of Buyer,
(ii) conflict with, breach or result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the provisions of any note, bond, lease, mortgage, indenture or any license, franchise, permit, agreement or other instrument or obligation to which Buyer is a party or by which Buyer or any of its properties or assets is bound or (iii) violate any Laws applicable to Buyer or its properties or assets, except whether the occurrence of any of the foregoing described in clauses (ii) or (iii) above would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. Except for filings, authorizations, consents and approvals as may be required under the Exchange Act, no consent or approval by, or notification of or registration or filing with, any Governmental Entity is required in connection with the execution, delivery and performance by Buyer of this Agreement or the consummation of the transactions contemplated hereby.

                                   ARTICLE III

                                OTHER AGREEMENTS

         3.1 Stop Transfer. (a) Each Stockholder agrees with, and covenants to, Buyer that such Stockholder will not request that the Company (or after the Effective Time, Buyer) register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such Transfer is made in compliance with this Agreement.

                  (b) In the event of a stock dividend or distribution, or any change in Common Stock or Series F Preferred Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the terms "Common Stock", "Series F Preferred Stock" and "Shares" will be deemed to refer to and include the shares of Common Stock or Series F Preferred Stock, as the case may be, as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged and appropriate adjustments will be made to the terms and provisions of this Agreement.

         3.2      Termination. This Agreement will terminate upon the earlier of
(a) the consummation of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, except that Article IV will survive termination of this Agreement, and (c) at each Stockholder's option (but only with respect to such Stockholder), upon notice by such Stockholder to Buyer from and after any amendment or modification of the Merger Agreement that (i) is described in the second sentence of Section 4.12 and is made without the prior written consent of such Stockholder, (ii) extends the date (December 31, 2005) listed in Section 7.1(c) of the Merger Agreement (other than any extension contemplated by the first proviso to Section 7.1(c) of the Merger Agreement) or the time period and date (45 days and December 31, 2005) listed in the first proviso to Section 7.1(c) of the Merger Agreement or (iii) otherwise materially and adversely affects such Stockholder.

         3.3 Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto will execute and deliver such additional documents and take all such further lawful action as may be necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

                                   ARTICLE IV

                               GENERAL PROVISIONS

         4.1 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented with respect to any individual Stockholder only, and any provisions herein may be waived only, in writing executed by Buyer and such Stockholder.

         4.2 Waiver of Conditions. The conditions to each of the parties' obligations to perform the agreements herein are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

         4.3 Expenses and Fees. All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such expense.

         4.4 Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted to be given to any party hereunder shall be in writing and shall be deemed given only if delivered to such party personally or sent to such party by facsimile transmission (promptly followed by a hard-copy delivered in accordance with this Section 4.4) or by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon paid at the address for such party set forth on the signature page hereto (or at such other address for a party as will be specified by like notice).

         4.5 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall remain in full force and effect. Upon such determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties hereto to the fullest extent permitted by applicable Law.

         4.6 Interpretation. (a) The parties hereto and their respective counsel have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as drafted jointly by the parties hereto with the advice and participation of counsel and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

                  (b) For purposes of this Agreement: (i) the headings contained in this Agreement are for reference purposes only and shall in no way modify or restrict any of the terms or provisions hereof, (ii) except as expressly provided herein, the terms "include," "includes" or "including" are not limiting, (iii) the words "hereof" and "herein" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (iv) article, section, paragraph, exhibit, annex and schedule references are to the articles, sections, paragraphs, exhibits, annexes and schedules of this Agreement unless otherwise specified, (v) the meaning assigned to each term defined herein shall be equally applicable to both the singular and plural forms of such term, and words denoting any gender shall include all genders, (vi) a reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns, and (vii) a reference to any Laws or other legislation or to any provision of any Law or legislation shall include any amendment to, and any modification or re-enactment thereof, any provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

                  (c) Notwithstanding anything to the contrary in this Agreement, Buyer acknowledges and agrees that the obligations of each Stockholder under this Agreement are several obligations and not joint obligations.

         4.7 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         4.8 Entire Agreement. This Agreement and the Merger Agreement (including the documents and the instruments referred to in this Agreement and the Merger Agreement and any schedules or exhibits hereto or thereto) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

         4.9 Governing Law; Jurisdiction. (a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, EXCEPT THAT THE CONSUMMATION AND EFFECTIVENESS OF THE TRANSACTIONS CONTEMPLATED IN SECTION 1.1 SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE.

                  (b) EACH OF THE PARTIES HERETO (I) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN THE EVENT ANY DISPUTE ARISES OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, (II) AGREES THAT IT WILL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT AND (III) AGREES THAT IT WILL NOT BRING ANY ACTION RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY COURT OTHER THAN THE COURT OF CHANCERY OF THE STATE OF DELAWARE.

         4.10 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

         4.11 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated by any of the parties (whether by operation of law or otherwise) without the prior written consent of the Stockholders, in the case of

Buyer, or Buyer, in the case of the Stockholders, except that this Agreement may be assigned by Buyer to a wholly owned subsidiary of Buyer. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement. Each Stockholder agrees that this Agreement and the obligations hereunder will attach to the Shares and will be binding upon any Person to which legal or beneficial ownership of such Shares will pass, whether by operation of law or otherwise, including without limitation such Stockholder's legal representatives or successors or other transferees (for value or otherwise) and any other successors in interest.

         4.12 Merger Agreement. Buyer acknowledges that the Stockholders have been induced to enter into this Agreement based on the terms and conditions of the Merger Agreement. Accordingly, any amendment or modification to the Merger Agreement that changes the form of, or decreases the amount of, the Common Stock Consideration or the consideration to be received by holder of Series F Preferred Stock must be consented to in writing by the Stockholders holding Common Stock or Series F Preferred Stock, as applicable.

         4.13 Remedies. Each Stockholder acknowledges and agrees that the remedy at law available to Buyer for breach of any of Stockholder's obligations under this Agreement would be inadequate and that damages flowing from such a breach may not readily be susceptible to being measured in monetary terms. Accordingly, each Stockholder acknowledges, consents and agrees that, in addition to any other rights or remedies that Buyer may have at law, in equity or under this Agreement, Buyer will be entitled to immediate injunctive relief and may obtain a temporary order restraining any threatened or further breach, without the necessity of proof of actual damage.

                  [Remainder of Page Intentionally Left Blank]

         IN WITNESS WHEREOF, Buyer and the Stockholders have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.


                                       BUYER:

                                       COUGAR HOLDINGS, INC.

                                       By: /s/ W. CHRISTIAN MCCOLLUM
                                           -------------------------------------
                                           Name:   W. Christian McCollum
                                           Title:  Authorized Signatory


                                           Address for Notice:
                                           -------------------------------------
                                           Gibson, Dunn & Crutcher LLP
                                           200 Park Avenue
                                           New York, NY 10166
                                           Attention:  E. Michael Greaney
                                           Fax: (212) 351-5260



                  [Signature Page to Stockholders' Agreement]

                                       STOCKHOLDER:

                                       WHITE RIVER VENTURES, INC.

                                       By: /s/ MARK ROSEN
                                           -------------------------------------
                                           Name:   Mark Rosen
                                           Title:  Authorized Signatory


                                           Address for Notice:
                                           -------------------------------------
                                           White River Ventures, Inc.
                                           c/o Charlesbank Capital Partners, LLC
                                           600 Atlantic Avenue
                                           Boston, Massachusetts 02210
                                           Fax: (617) 619-5402

                                           with a copy to:
                                           -------------------------------------
                                           O'Melveny & Myers LLP
                                           Times Square Tower
                                           7 Times Square
                                           New York, NY 10016
                                           Attention:   Mark E. Thierfelder
                                                        Paul S. Scrivano
                                           Fax: (212) 326-2061



                  [Signature Page to Stockholders' Agreement]

                                       STOCKHOLDER:

                                       CAPRICORN INVESTORS III, L.P.

                                       By: CAPRICORN HOLDINGS III, LLC
                                           its General Partner

                                           By:  /s/ HERBERT S. WINOKUR, JR.
                                                --------------------------------
                                                Name:   Herbert S. Winokur, Jr.
                                                Title:  Manager


                                           Address for Notice:
                                           -------------------------------------
                                           Capricorn Investors III, L.P.
                                           c/o Capricorn Holdings III, LLC
                                           30 East Elm St.
                                           Greenwich, CT 06830
                                           Fax: (203) 861-6671


                                           with a copy to:
                                           -------------------------------------
                                           O'Melveny & Myers LLP
                                           Times Square Tower
                                           7 Times Square
                                           New York, NY 10016
                                           Attention:   Mark E. Thierfelder
                                                        Paul S. Scrivano
                                           Fax: (212) 326-2061



                  [Signature Page to Stockholders' Agreement]

                                                                 Schedule 2.1(a)
                                                                 ---------------

                               Ownership of Shares


--------------------------------------------------------------------------------
White River Ventures Inc.       4,860,411 Shares of Common Stock Beneficially
                                Owned and Warrants to Acquire 193,618 Shares of
                                Common Stock
------------------------------- ------------------------------------------------
Capricorn Investors III, L.P.   100 Shares of Series F Preferred Stock
                                Beneficially Owned
------------------------------- ------------------------------------------------